Strategic Partners Asset Allocation Funds
Strategic Partners Moderate Growth Fund

Supplemental Proxy Information (Unaudited)

A meeting of the Fund's shareholders was held on July 17, 2003, in conjunction with shareholder meetings for certain other funds within the Strategic Partners Mutual Fund complex. The meeting was held for the following purpose:

To elect the following ten individuals to serve on the Fund's Board of Trustees to a term until the earlier to occur (a) the next meeting of shareholders at which
Board Members are elected and until their successors are elected and qualified or (b) until their terms expire in accordance with each Fund's retirement policy which generally calls for the retirement of Trustees on December 31 of the year in which they reach the age of 75.

o David E.A. Carson
o Robert E. La Blanc
o Douglas H. McCorkindale
o Stephen P. Munn
o Richard A. Redeker
o Robin B. Smith
o Stephen Stoneburn
o Clay T. Whitehead
o Judy A. Rice
o Robert F. Gunia

The results of the proxy solicitation on the above matters were:

Director/Manager/
Investment Restriction	Votes For	Votes Against	Abstentions
David E.A. Carson	16,770,724	--	--
Robert E. La Blanc	16,768,921	--	--
Douglas H. McCorkindale	16,773,886	--	--
Stephen P. Munn	16,774,725	--	--
Richard A. Redeker	16,775,435	--	--
Robin B. Smith	16,774,022	--	--
Stephen Stoneburn	16,774,994	--	--
Clay T. Whitehead	16,773,536	--	--
Judy A. Rice	16,777,390	--	--
Robert F. Gunia	16,771,099	--	--